Exhibit 99.1

8i Acquisition 2 Corp. to Combine with EUDA Health Limited to Bring a Leading Digital Health Platform Servicing Southeast Asia to the Public Market

●	EUDA Health is disrupting the multi-trillion-dollar Southeast Asia healthcare industry with its proprietary unified AI platform that makes healthcare affordable, accessible, and personalized across Southeast Asia — one of the fastest growing healthcare technology markets in the world

●	Pro forma enterprise value of the combined company is expected to be approximately $580 million with cash on hand of approximately $90 million, assuming no redemptions

Singapore – April 12, 2022 – EUDA Health Limited, a Singapore-based digital health platform that aims to make healthcare more affordable, accessible, and improve the patient experience by delivering improved outcomes through personalized healthcare, and 8i Acquisition 2 Corp. (8i) (NASDAQ: LAX), a publicly traded special purpose acquisition company, announced today that they have entered into a definitive business combination agreement that will result in EUDA Health Limited becoming a publicly listed company.

Upon the close of the transaction, LAX will be renamed EUDA Health Limited (EUDA Health) and is expected to remain listed on NASDAQ under the new ticker symbol “EUDA”.

EUDA Health operates a first-of-its-kind Southeast Asian healthcare analytics platform dedicated to customer-centric solutions that increase access to quality care, improve patient outcomes, and reduce costs. The company’s ecosystem-based approach serves a full spectrum of healthcare needs, including wellness and prevention, urgent care and emergencies, pre-existing conditions, and after care services. Leveraging its end-to-end expertise in healthcare management, EUDA Health’s proprietary unified AI platform connects patients, insurers, and medical professionals to the necessary data to triage conditions and digitally connect with medical professionals for personalized treatment protocols that optimize patient outcomes and ongoing care.

EUDA Health is poised to disrupt the multi-trillion dollar Southeast Asia healthcare industry where healthcare expenditures continually outpace GDP growth and efficient access to comprehensive care is uncertain. Southeast Asia has seen accelerated adoption of healthcare IT, with usage increasing by 400% in 2020 alone. EUDA Health aims to be an industry leader throughout this transition. Where patients once waited hours to see a doctor for ten minutes, EUDA Health’s platform strives to connect patient members to medical experts within five minutes on average, alleviating an overburdened system and enhancing the patient experience.

Since its founding in 2019, EUDA Health has grown tremendously and is expected to operate across five countries— Singapore, Malaysia, Vietnam, India and Indonesia— by the end of 2022. Through its innovative and dynamic solutions, EUDA Health has developed a diversified revenue stream and gained clear line-of-sight into sustainable growth through both geographic expansion and enhanced service offerings.

“EUDA Health’s mission is to make healthcare more affordable and accessible, while improving the patient experience and healthcare outcomes through personalized healthcare,” said EUDA Health Founder & CEO Dr. Kelvin Chen. “Our platform creates an ecosystem that accomplishes this through comprehensive, end-to-end care. We have assembled a team of experts from every corner of the industry who are passionate about transforming how patients are cared for.”

James Meng Dong Tan, CEO & Director of 8i Acquisition 2 Corp., commented: “By executing this stock purchase agreement with EUDA Health we are entering into the future of healthcare services. Through its differentiated AI platform and commitment to providing the highest level of patient outcomes, EUDA Health has attracted the partnerships of internationally recognized blue-chip organizations. In a short period, the management team has built a truly unique platform and gained a meaningful foothold into the Asia Pacific region. We are excited to be partnering with EUDA Health on this landmark opportunity.”

Transaction Overview

The combined company will have an estimated post-transaction enterprise value of $583 million, consisting of an estimated equity value of $673 million and $90 million in net cash, assuming no redemptions of 8i public stockholders. Cash proceeds raised will consist of 8i’s approximately $86.3 million of cash in trust (before redemptions). Additional earnouts in the form of 9 million total shares will be awarded post-transaction close if EUDA’s share price reaches $15, $20 and $25 over three years.

Proceeds from the trust account (assuming no redemptions) is expected to be used for product development and other AI technology research, business expansion and potential strategic investment and acquisition opportunities. EUDA’s growth strategy is expected to generate estimated revenue and adjusted EBITDA of $200 million and $43 million, respectively, in 2023.

The transaction with EUDA Health is a related party transaction. Mr. Tan, LAX’s CEO and Chairman of the Board, is a 10% shareholder of Watermark Developments Limited (“Watermark”), the sole shareholder of EUDA Health. Watermark will roll 100% of its equity into the combined company and will own approximately 82% of the combined company’s outstanding ordinary shares on a pro forma basis (assuming no redemptions) immediately after the closing. EverEdge Global has been engaged to render a fairness opinion on the fairness of the transaction to LAX from a financial point of view.

The business combination has been unanimously approved by the boards of directors of both EUDA Health and LAX and is expected to close in the fourth quarter of 2022, subject to regulatory and shareholder approvals, and other customer closing conditions.

For a summary of the material terms of the proposed transaction, as well as a supplemental investor presentation, please see the Current Report on Form 8-K filed by LAX with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about the proposed transaction will be described in LAX’s proxy statement relating to the business combination, which will be filed with the SEC.

Advisors

Loeb and Loeb LLP is acting as legal counsel to LAX. Kaufman & Canoles, P.C. is acting as legal counsel to EUDA Health.

About EUDA Health Limited

EUDA Health Limited, is a Singapore-based health technology company that operates a first-of-its-kind Southeast Asian digital healthcare ecosystem aimed at making healthcare affordable and accessible, and improving the patient experience by delivering better outcomes through personalized healthcare. The company’s proprietary unified AI platform quickly assesses a patient’s medical history, triages a condition, digitally connects patients with clinicians, and predicts optimal treatment outcomes. EUDA Health’s holistic approach supports patients throughout all stages of care, including wellness & prevention, urgent care & emergencies, pre-existing conditions, and aftercare services. The company is expected to operate in five countries throughout Southeast Asia by the end of 2022.

About 8i Acquisition 2 Corp.

8i Acquisition 2 Corp. is a British Virgin Islands company incorporated in January 2021 as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. LAX’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although the Company intends to focus on targets located in Asia.

Forward-Looking Statements

This press release includes forward looking statements that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the prospectus filed by LAX in connection with its initial public offering on November 22, 2021. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the proposed transaction; the inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the amount of cash available following any redemptions by LAX shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; and costs related to the proposed transaction. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: EUDA Health’s limited operating history and history of net losses; EUDA Health’s ability to manage growth; EUDA Health’s ability to execute its business plan; EUDA Health’s estimates of the size of the markets for its products; the rate and degree of market acceptance of EUDA Health’s products; EUDA Health’s ability to identify and integrate acquisitions; potential litigation involving the Company or EUDA Health or the validity or enforceability of EUDA Health’s intellectual property; general economic and market conditions impacting demand for EUDA Health’s products and services; and such other risks and uncertainties as are discussed in the Company’s prospectus filed in connection with its initial public offering and the proxy statement to be filed relating to the business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

LAX expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in LAX’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information about the Transaction and Where to Find It

The proposed transaction has been approved by the board of directors of both companies and the shareholders of EUDA Health and will be submitted to shareholders of LAX for their approval. In connection with that approval, LAX intends to file with the SEC a proxy statement containing information about the proposed transaction and the respective businesses of EUDA Health and LAX. LAX will mail a definitive proxy statement and other relevant documents to its shareholders. LAX shareholders are urged to read the preliminary proxy statement and any amendments thereto and the definitive proxy statement in connection with LAX’s solicitation of proxies for the special meeting to be held to approve the proposed transaction. The definitive proxy statement will be mailed to shareholders of LAX as of a record date to be established for voting on the proposed transaction. Shareholders will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about LAX, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330.

Participants in the Solicitation

LAX and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from LAX’s shareholders with respect to the proposed transaction. Information regarding LAX’s directors and executive officers is available in its prospectus filed in connection with its initial public offering on November 22, 2021. Additional information regarding the participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests will be contained in the proxy statement when it becomes available.

EUDA Health and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of LAX in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement for the proposed transaction when available.

For investor and media inquiries, please contact:

Gateway Group

IR: Cody Slach or Matthew Hausch

PR: Zach Kadletz or Catherine Adcock

Phone: (949) 574-3860

E-mail : LAX@gatewayir.com